Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco reports first quarter financial results

•	higher revenue and gross profit

•	lower uranium production due to unplanned Key Lake mill outage, still on track for year

•	continued success ramping up production at Cigar Lake mine and McClean Lake mill

•	McArthur River production limit increase to 25 million pounds annually approved by CNSC

•	supply agreement signed between Cameco Inc. and India’s Department of Atomic Energy

Saskatoon, Saskatchewan, Canada, April 29, 2015

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the first quarter ended March 31, 2015 in accordance with International Financial Reporting Standards (IFRS).

“We have continued to perform well in an uncertain market,” said president and CEO, Tim Gitzel.

“We have not only achieved success at the operational level, with excellent progress at Cigar Lake, and permission for a higher production level at McArthur River, but our company as a whole has focused on remaining a market leader, by maintaining strong relationships with our customers, and forging new relationships, as Cameco Inc. did by signing a long-term supply agreement with India. Our strengths have always been great people, great assets, and a strong portfolio of contracts, and we continue to build on those strengths, even in a depressed market.”

HIGHLIGHTS ($ MILLIONS EXCEPT WHERE INDICATED)	THREE MONTHS ENDED MARCH 31
	2015	2014	CHANGE
Revenue	566	419	35%
Gross profit	129	108	19%
Net earnings (loss) attributable to equity holders	(9)	131	(107)%
$ per common share (diluted)	(0.02)	0.33	(106)%
Adjusted net earnings (non-IFRS, see page 3)	69	36	92%
$ per common share (adjusted and diluted)	0.18	0.09	100%
Cash provided by operations (after working capital changes)	134	7	1814%

FIRST QUARTER

Net loss attributed to equity holders (net loss) this quarter was $9 million (loss of $0.02 per share diluted) compared to net earnings of $131 million ($0.33 per share diluted) in the first quarter of 2014. Our net loss was primarily due to higher mark-to-market losses on foreign exchange derivatives. In addition, our 2014 earnings included a gain on the sale of our interest in BPLP of $127 million.

On an adjusted basis, our earnings this quarter were $69 million ($0.18 per share diluted) compared to $36 million ($0.09 per share diluted) (non-IFRS measure, see page 3) in the first quarter of 2014. The change was mainly due to higher earnings from our fuel services and NUKEM segments based on higher sales volumes, partially offset by lower earnings in our uranium segment. In addition, our 2014 adjusted net earnings also included an early termination fee of $18 million incurred as a result of the cancellation of our toll conversion agreement with Springfields Fuels Ltd. (SFL), which was to expire in 2016.

See Financial results by segment on page 4 for more detailed discussion.

Uranium market update

The market in the first quarter of 2015 changed little from the last quarter of 2014. The modest level of contracting activity was comparable to the previous quarter, with no significant strength or weakness emerging.

On the positive side, China started approving new reactor projects after a hiatus following the 2011 events in Japan, and four reactors under construction in China joined the grid. As a result, China now has 26 reactors operating and 23 under construction. On the supply side, production issues at several large uranium mines threaten to tighten supply in the coming year, although the market impact has not yet been significant.

Japan continued to experience difficulties with reactor restarts in 2015, although the country reported a mix of both negative and positive developments. The industry experienced another potential setback with the recent court injunction preventing the restart of Kansai Electric’s two Takahama units, which had applied for restart and had already met the Nuclear Regulatory Authority’s new safety standards. This development adds to ongoing uncertainty about the pace of restarts in Japan. Additionally, it was announced that five older reactors would not submit restart applications, but would be permanently retired. However, positive news also emerged when a provisional injunction to block the restart of the Sendai reactors was rejected by the Kagoshima District Court, allowing Kyushu Electric to remain focused on the safe restart of the facility. The frontrunners for restart continue to be the two Sendai reactors, which appear poised for restart this summer, following final regulatory approvals and pre-operational safety checks.

In the absence of a significant uptick in demand from fuel buyers, whose requirements continue to be well covered in 2015, there was modest movement in the uranium spot price from the later part of 2014. The spot price has shown some support just below $40 (US).

Looking forward, Canada’s Nuclear Cooperation Agreement with India, and Cameco Inc.’s subsequent supply agreement with India’s Department of Atomic Energy (DAE), represent significant opportunities in the world’s second fastest growing market for nuclear fuel. The sale, into a market that was previously closed to us, provides 7.1 million pounds of uranium concentrate under a long-term contract through 2020 and, we anticipate, marks the beginning of a long and positive relationship with a new customer.

Longer term, strong fundamentals underpin a positive outlook for the industry as 63 reactors are currently under construction, and a net increase of 81 reactors is expected over the next 10 years. This demand fundamental combined with the timing, development and execution of new supply projects and the continued performance of existing supply will determine the pace of market recovery.

Outlook for 2015

Our strategy is to profitably produce at a pace aligned with market signals, while maintaining the ability to respond to conditions as they evolve.

Our outlook for 2015 reflects the expenditures necessary to help us achieve our strategy. Our outlook for uranium revenue, fuel services revenue, consolidated revenue, tax rate and capital expenditures has changed, as explained below. We do not provide an outlook for the items in the table that are marked with a dash.

See 2015 Financial results by segment on page 4 for details.

2015 FINANCIAL OUTLOOK

	CONSOLIDATED	URANIUM	FUEL SERVICES	NUKEM

Production	—	25.3 to 26.3 million lbs	9 to 10 million kgU	—

Sales volume[1]	—	31 to 33 million lbs	Decrease 5% to 10%	7 to 8 million lbs U3O8

Revenue compared to 2014[2]	Increase up to 5%	Increase up to 5%[3]	Increase up to 5%	Increase 5% to 10%

Average unit cost of sales (including D&A)	—	Increase 5% to 10%[4]	Increase 5% to 10%	Increase up to 5%

Direct administration costs compared to 2014[5]	Increase up to 5%	—	—	Decrease up to 5%

Exploration costs compared to 2014	—	Decrease 5% to 10%	—	—

Tax rate	Recovery of 45% to 50%	—	—	Expense of 30% to 35%

Capital expenditures	$405 million	—	—	—

[1]	Our 2015 outlook for sales volume in our uranium and NUKEM segments does not include sales between our uranium, fuel services and NUKEM segments.
[2]	For comparison of our 2015 outlook and 2014 results for revenue in our uranium and NUKEM segments, we do not include sales between our uranium, fuel services and NUKEM segments.
[3]	Based on a uranium spot price of $38.25 (US) per pound (the Ux spot price as of April 27, 2015), a long-term price indicator of $49.00 (US) per pound (the Ux long-term indicator on April 27, 2015) and an exchange rate of $1.00 (US) for $1.20 (Cdn).
[4]	This increase is based on the unit cost of sale for produced material and committed long-term purchases. If we make discretionary purchases in 2015, then we expect the overall unit cost of sales to increase further.
[5]	Direct administration costs do not include stock-based compensation expenses.

Our outlook for uranium revenue and for fuel services revenue has changed to an increase of up to five percent for each (previously decreases of 5% to 10%, and up to 5% respectively) due to further weakening of the Canadian dollar. As a result consolidated revenue is also now expected to increase by up to 5% (previously a decrease of up to 5%).

We have adjusted our outlook for the tax rate to a recovery of 45% to 50% (previously a recovery of 60% to 65%) due to a change in the distribution of earnings between jurisdictions.

We now expect capital expenditures to be $405 million (previously $370 million). The increase is primarily due to an increase in the cost to modify AREVA’s McClean Lake mill to allow it to operate at 18 million pounds annually, as well as the timing of expenditures on projects at McArthur River and Key Lake. See Operations Updates on page 7 for more information.

In our uranium and fuel services segments, our customers choose when in the year to receive deliveries, so our quarterly delivery patterns, sales volumes and revenue can vary significantly. We expect uranium deliveries in the second quarter to be similar to the first quarter, and expect remaining 2015 deliveries to be more heavily weighted to the fourth quarter. However, not all delivery notices have been received to date, which could alter the delivery pattern. Typically, we receive notices six months in advance of the requested delivery date.

REVENUE AND EARNINGS SENSITIVITY ANALYSIS

For the rest of 2015:

•	a change of $5 (US) per pound in both the Ux spot price ($38.25 (US) per pound on April 27, 2015) and the Ux long-term price indicator ($49.00 (US) per pound on April 27, 2015) would change revenue by $88 million and net earnings by $57 million

•	a one-cent change in the value of the Canadian dollar versus the US dollar would effectively change revenue by $6 million and net earnings by $1 million, with a decrease in the value of the Canadian dollar versus the US dollar having a positive impact

ADJUSTED NET EARNINGS (NON-IFRS MEASURE)

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a more meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to better reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period, and has also been adjusted for NUKEM purchase price inventory write-downs and recoveries, income taxes on adjustments, impairment charges on non-producing property, and the after tax gain on the sale of our interest in BPLP.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The following table reconciles adjusted net earnings with our net earnings.

	THREE MONTHS ENDED MARCH 31
($ MILLIONS)	2015	2014
Net earnings (loss) attributable to equity holders	(9)	131

Adjustments
Adjustments on derivatives[1] (pre-tax)	101	44
NUKEM purchase price inventory recovery	(3)	—
Income taxes on adjustments	(26)	(12)
Impairment charge	6	—
Gain on interest in BPLP (after tax)	—	(127)

Adjusted net earnings	69	36

[1]	We do not apply hedge accounting for our portfolio of foreign currency forward sales contracts. However, we have adjusted our gains or losses on derivatives to reflect what our earnings would have been had hedge accounting been in place.

DISCONTINUED OPERATION

On March 27, 2014, we completed the sale of our 31.6% limited partnership interest in BPLP. The aggregate sale price for our interest in BPLP and certain related entities was $450 million. The sale was accounted for effective January 1, 2014. We realized an after tax gain of $127 million on this divestiture. See note 4 to the interim financial statements for more information.

Financial results by segment

Uranium

	THREE MONTHS ENDED MARCH 31
HIGHLIGHTS	2015	2014	CHANGE
Production volume (million lbs)	5.1	5.7	(11)%

Sales volume (million lbs)[1]	7.0	6.9	1%

Average spot price ($US/lb)	38.36	34.94	10%
Average long-term price ($US/lb)	49.50	48.67	2%
Average realized price
($US/lb)	43.42	46.60	(7)%
($Cdn/lb)	52.74	50.58	4%

Average unit cost of sales ($Cdn/lb) (including D&A)	36.47	33.30	10%

Revenue ($ millions)[1]	368	348	6%

Gross profit ($ millions)	113	119	(5)%

Gross profit (%)	31	34	(9)%

[1]	Includes sales and revenue between our uranium and NUKEM segments (15,000 pounds in sales and revenue of $0.5 million in Q1 2015, nil in Q1 2014).

FIRST QUARTER

Production volumes this quarter were 11% lower compared to the first quarter of 2014, mainly due to lower production at McArthur River/Key Lake and our ISR operations, partially offset by higher production at Rabbit Lake and production from Cigar Lake. See Operations Updates on page 7 for more information.

Uranium revenues were up 6% due to a 1% increase in sales volumes and a 4% increase in the Canadian dollar average realized price.

The US dollar average realized price decreased by 7% compared to 2014 mainly due to lower prices on fixed price contracts. Our Canadian dollar realized prices this quarter were higher than the first quarter of 2014, primarily as a result of the weakening of the Canadian dollar. In the first quarter of 2015, the exchange rate on the average realized price was $1.00 (US) for $1.21 (Cdn) over the quarter, compared to $1.00 (US) for $1.09 (Cdn) in the first quarter of 2014.

Total cost of sales (including D&A) increased by 11% ($254 million compared to $229 million in 2014). This was mainly the result of a 1% increase in sales volumes and a 13% increase in cash cost of sales. In the first quarter of 2015, total cash cost of sales were $204 million compared to $180 million in the first quarter of 2014 due to a higher volume of material purchases, and increased unit production costs due to lower overall production.

The net effect was a $6 million decrease in gross profit for the quarter.

The following table shows the costs of produced and purchased uranium incurred in the reporting periods (which are non-IFRS measures, see below table). These costs do not include selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

	THREE MONTHS ENDED MARCH 31
($CDN/LB)	2015	2014	CHANGE
Produced
Cash cost	28.05	20.82	35%
Non-cash cost	12.50	10.55	18%

Total production cost	40.55	31.37	29%

Quantity produced (million lbs)	5.1	5.7	(11)%

Purchased
Cash cost	47.95	42.18	14%

Quantity purchased (million lbs)	2.7	1.3	108%

Totals
Produced and purchased costs	43.11	33.38	29%

Quantities produced and purchased (million lbs)	7.8	7.0	11%

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium presented in the above table are non-IFRS measures. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS. We use these measures in our assessment of the performance of our uranium business. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow.

These measures are non-standard supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared according to accounting standards. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

To facilitate a better understanding of these measures, the following table presents a reconciliation of these measures to our unit cost of sales for the first quarters of 2015 and 2014.

CASH AND TOTAL COST PER POUND RECONCILIATION

	THREE MONTHS ENDED MARCH 31
($ MILLIONS)	2015	2014
Cost of product sold	204.2	180.9
Add / (subtract)
Royalties	(13.8)	(14.2)
Standby charges	—	(9.3)
Other selling costs	(1.6)	(2.4)
Change in inventories	82.5	18.5

Cash operating costs (a)	271.3	173.5
Add / (subtract)
Depreciation and amortization	50.1	48.3
Change in inventories	14.9	11.9

Total operating costs (b)	336.3	233.7

Uranium produced & purchased (million lbs) (c)	7.8	7.0

Cash costs per pound (a ÷ c)	34.78	24.79
Total costs per pound (b ÷ c)	43.11	33.38

Fuel services

(includes results for UF6, UO2 and fuel fabrication)

	THREE MONTHS ENDED MARCH 31
HIGHLIGHTS	2015	2014	CHANGE
Production volume (million kgU)	2.6	4.0	(35)%
Sales volume (million kgU)	3.0	1.8	67%
Average realized price ($Cdn/kgU)	22.11	22.41	(1)%
Average unit cost of sales ($Cdn/kgU) (including D&A)	19.57	21.36	(8)%
Revenue ($ millions)	66	40	65%
Gross profit ($ millions)	8	2	300%
Gross profit (%)	12	5	140%

FIRST QUARTER

Total revenue increased by 65% due to a 67% increase in sales volumes.

The total cost of products and services sold (including D&A) increased by 55% ($59 million compared to $38 million in the first quarter of 2014) due to the increase in sales volumes, partially offset by a decrease in the average unit cost of sales. When compared to 2014, the average unit cost of sales was 8% lower due to the mix of fuel services products sold.

The net effect was a $6 million increase in gross profit.

NUKEM

	THREE MONTHS ENDED MARCH 31
HIGHLIGHTS	2015	2014	CHANGE
Uranium sales (million lbs)[1]	2.5	0.7	257%
Average realized price ($Cdn/lb)	38.14	39.81	(4)%
Cost of product sold (including D&A)	86	35	146%
Revenue ($ millions)[1]	97	32	203%
Gross profit (loss) ($ millions)	11	(3)	467%
Gross profit (%)	11	(9)	222%

[1]	Includes sales and revenue between our uranium, fuel services and NUKEM segments (0.5 million pounds in sales and revenue of $2.5 million in Q1 2015, nil in Q1 2014).

FIRST QUARTER

During the first three months of 2015, NUKEM delivered 2.5 million pounds of uranium, an increase of 1.8 million pounds (257%) due to timing of customer requirements and greater market activity. NUKEM revenues amounted to $97 million as a result of higher deliveries. Average realized prices were slightly lower than those realized in the first quarter of 2014.

Gross profit amounted to $11 million, an increase of $14 million compared to the first quarter of 2014. Included in the 2014 loss for the quarter was a $6 million write-down of inventory, as a result of a decline in the spot price during the period compared to a $3 million recovery in 2015. Excluding the effects of inventory adjustments, gross profits would be 8% in the first quarter of 2015 and 9% in the first quarter of 2014.

Operations updates

Uranium Production

	THREE MONTHS ENDED MARCH 31
OUR SHARE (MILLION LBS)	2015	2014	CHANGE	2015 PLAN
McArthur River/Key Lake	2.7	3.8	(29)%	13.7
Cigar Lake[1]	0.3	—	—	3.0 – 4.0
Inkai	0.6	0.7	(14)%	3.0
Rabbit Lake	0.9	0.5	80%	3.9
Smith Ranch-Highland	0.5	0.5	—	1.4
Crow Butte	0.1	0.2	(50)%	0.3
Total	5.1	5.7	(11)%	25.3 – 26.3

[1]	Not commercial production – see Cigar Lake update below.

MCARTHUR RIVER/KEY LAKE

Production for the quarter was 29% lower compared to the same period last year due to several weeks of unplanned mill maintenance to repair the existing calciner and related equipment. Our planned annual production for the operation is unchanged.

Construction of the new calciner at Key Lake is ongoing, with commissioning planned for late 2015. The existing calciner circuit will remain in place until operational reliability of the new calciner is achieved. The calciner replacement project was planned in a way that will temporarily allow us to use either calciner, which will help to mitigate risks to our production rate during the commissioning phase.

At McArthur River, the CNSC has approved an increase of our licence production limit to 25 million pounds per year (100% basis), which matches the annual mill production licence limit at Key Lake. Provincial approval for 25 million pounds of annual production at McArthur River is the final step in the approval process, and we are currently awaiting a decision.

The increased production limit at the McArthur River/Key Lake operation aligns with our strategy to maintain the flexibility to respond to market conditions as they evolve, and prepare our operations and projects to respond when the market signals that additional production is needed.

CIGAR LAKE

The jet boring system at the Cigar Lake mine performed as expected during the first quarter, and we successfully mined 1.9 million pounds of uranium for shipment to the McClean Lake mill. We are continuing to ramp up mine production using two jet boring machines (JBS) and expect to commission the third JBS this year.

The mined ore is routinely transported to the McClean Lake mill, which, during the first quarter, packaged approximately 690,000 pounds (100% basis, 345,000 pounds our share) and remains on track to achieve the annual production target of 6 million to 8 million packaged pounds (100% basis).

As of April 25, a total of about 2.7 million pounds of uranium has been extracted from the mine, and a total of about 1.5 million pounds (100% basis) has been packaged at the McClean Lake mill in 2015.

Commercial production is achieved when management determines that the mine is able to produce at a consistent or sustainably increasing level. Once we have declared commercial production at Cigar Lake, we will begin depreciating the assets, contributing to an increase in our overall production costs (non-cash), as indicated in our 2015 outlook.

We expect Cigar Lake to produce between 6 million and 8 million packaged pounds in 2015; our share is 3 million to 4 million pounds. As we ramp up production to 18 million pounds (100% basis) by 2018, volumes may not be linear year-to-year, but will vary based on our operational experience. To ensure the most efficient operation of the mine and mill throughout the year, we expect to continually manage ore supply and, therefore, may halt and resume mining several times during a quarter without impacting planned annual production.

AREVA has indicated good progress in the ramp up of the McClean mill, with feed grades exceeding 25% U3O8, and an output well above historical mill production levels. To allow the McClean Lake mill to reach full production of 18 million pounds annually, AREVA now estimates that our share of expenditures related to the mill modifications will be about $80 million in 2015 (previously $60 to $70 million (our share) in 2015), and advises additional expenditures will also be required after 2015. The increase in 2015 expenditures is due to larger quantities of piping, electrical, instrumentation, and related labour, identified upon completion of detailed engineering. AREVA is currently preparing an updated estimate of the cost to complete the mill modifications.

INKAI

Production in the first quarter was 14% lower compared to the same period of 2014, but remains aligned with the current 2015 mine plan. Inkai is on target to produce 5.2 million pounds (100% basis) this year.

The Ministry of Energy of the Republic of Kazakhstan has issued a letter to JV Inkai approving the extension of the period for Block 3 deposit evaluation by three years to July 13, 2018, provided the design document is approved in accordance with the established legislation order before June 13, 2015.

FUEL SERVICES

Fuel services produced 2.6 million kgU in the first quarter, 35% lower than the same period last year, primarily due to the reduced volumes attributable to the early termination of the SFL contract in 2014. We decreased our production target in 2015 to between 9 million and 10 million kgU, so quarterly production is expected to be lower than comparable periods in 2014.

The current collective bargaining agreement for our unionized employees at CFM expires on June 1, 2015. We began preparing for the collective bargaining process during the first quarter.

Qualified persons

The technical and scientific information discussed in this document for our material properties (McArthur River/Key Lake, Inkai and Cigar Lake) was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE

•	David Bronkhorst, vice-president, mining and technology, Cameco

CIGAR LAKE

•	Les Yesnik, general manager, Cigar Lake, Cameco

INKAI

•	Darryl Clark, general director, JV Inkai

Caution about forward-looking information

This document includes statements and information about our expectations for the future. When we discuss our strategy, plans, future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: anticipate, believe, estimate, expect, plan, will, intend, goal, target, forecast, project, strategy and outlook (see examples below).

•	It represents our current views, and can change significantly.

•	It is based on a number of material assumptions, including those we have listed on page 10, which may prove to be incorrect.

•	Actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We list a number of these material risks on page 9. We recommend you also review our annual information form and annual and first quarter MD&A, which include a discussion of other material risks that could cause actual results to differ significantly from our current expectations.

•	Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

EXAMPLES OF FORWARD-LOOKING INFORMATION IN THIS DOCUMENT

•	our expectations about 2015 and future global uranium supply and demand and number of reactors including the discussion under the heading Uranium market update

•	our consolidated outlook for the year and the outlook for our uranium, fuel services and NUKEM segments for 2015
•	our expectations for uranium deliveries in the second quarter and for the balance of 2015

•	our future plans and expectations for each of our uranium operating properties and fuel services operating sites

MATERIAL RISKS

•	actual sales volumes or market prices for any of our products or services are lower than we expect for any reason, including changes in market prices or loss of market share to a competitor

•	we are adversely affected by changes in foreign currency exchange rates, interest rates or tax rates

•	our production costs are higher than planned, or necessary supplies are not available, or not available on commercially reasonable terms

•	our estimates of production, purchases, costs, decommissioning or reclamation expenses, or our tax expense estimates, prove to be inaccurate

•	we are unable to enforce our legal rights under our existing agreements, permits or licences

•	we are subject to litigation or arbitration that has an adverse outcome, including lack of success in our disputes with tax authorities

•	there are defects in, or challenges to, title to our properties

•	our mineral reserve and resource estimates are not reliable, or we face unexpected or challenging geological, hydrological or mining conditions

•	we are affected by environmental, safety and regulatory risks, including increased regulatory burdens or delays

•	we cannot obtain or maintain necessary permits or approvals from government authorities

•	we are affected by political risks

•	we are affected by terrorism, sabotage, blockades, civil unrest, social or political activism, accident or a deterioration in political support for, or demand for, nuclear energy
•	we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which adversely affect the construction of new plants, the relicensing of existing plants and the demand for uranium

•	there are changes to government regulations or policies that adversely affect us, including tax and trade laws and policies

•	our uranium suppliers fail to fulfil delivery commitments

•	our McArthur River development, mining or production plans are delayed or do not succeed for any reason

•	our Cigar Lake development, mining or production plans are delayed or do not succeed, including as a result of any difficulties with the jet boring mining method or freezing the deposit to meet production targets, the third jet boring machine does not go into operation on schedule in 2015 or operate as expected, or any difficulties with the McClean Lake mill modifications or expansion or milling of Cigar Lake ore

•	we are unable to obtain an extension to the term of Inkai’s block 3 exploration licence, which expires in July 2015

•	we are affected by natural phenomena, including inclement weather, fire, flood and earthquakes

•	our operations are disrupted due to problems with our own or our customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, equipment failure, lack of tailings capacity, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave-ins, ground movements, tailings dam failures, transportation disruptions or accidents, or other development and operating risks

MATERIAL ASSUMPTIONS

•	our expectations regarding sales and purchase volumes and prices for uranium and fuel services

•	our expectations regarding the demand for uranium, the construction of new nuclear power plants and the relicensing of existing nuclear power plants not being more adversely affected than expected by changes in regulation or in the public perception of the safety of nuclear power plants

•	our expected production level and production costs

•	the assumptions regarding market conditions upon which we have based our capital expenditures expectations

•	our expectations regarding spot prices and realized prices for uranium

•	our expectations regarding tax rates and payments, foreign currency exchange rates and interest rates

•	our decommissioning and reclamation expenses

•	our mineral reserve and resource estimates, and the assumptions upon which they are based, are reliable

•	the geological, hydrological and other conditions at our mines

•	our McArthur River development, mining and production plans succeed

•	our Cigar Lake development, mining and production plans succeed, including the third jet boring machine goes into operation on schedule in 2015 and operates as expected, the jet boring mining method works as anticipated, and the deposit freezes as planned

•	modification and expansion of the McClean Lake mill are completed as planned and the mill is able to process Cigar Lake ore as expected

•	the term of Inkai’s block 3 exploration licence does not expire in July 2015 and is instead extended

•	our ability to continue to supply our products and services in the expected quantities and at the expected times

•	our ability to comply with current and future environmental, safety and other regulatory requirements, and to obtain and maintain required regulatory approvals

•	our operations are not significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, blockades, civil unrest, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave-ins, ground movements, tailings dam failure, lack of tailings capacity, transportation disruptions or accidents or other development or operating risks

Quarterly dividend notice

We announced today that our board of directors approved a quarterly dividend of $0.10 per share on the outstanding common shares of the corporation that is payable on July 15, 2015, to shareholders of record at the close of business on June 30, 2015.

Conference call

We invite you to join our first quarter conference call on Wednesday, April 29th, 2015 at 1:00 p.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial (800) 769-8320 (Canada and US) or (416) 340-8530. An operator will put your call through. A live audio feed of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, May 30, 2015 by calling (800) 408-3053 (Canada and US) or (905) 694-9451 (Passcode 5846753#)

Additional information

You can find a copy of our first quarter MD&A and interim financial statements on our website at cameco.com, on SEDAR at sedar.com and on EDGAR at sec.gov/edgar.shtml.

Additional information, including our 2014 annual management’s discussion and analysis, annual audited financial statements and annual information form, is available on SEDAR at sedar.com, on EDGAR at sec.gov/edgar.shtml and on our website at cameco.com.

Profile

We are one of the world’s largest uranium producers, a significant supplier of conversion services and one of two CANDU fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries; including NUKEM GmbH, unless otherwise indicated.

- End -

Investor inquiries:	Rachelle Girard (306) 956-6403

Media inquiries:	Gord Struthers (306) 956-6593